SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

IN RE YAHOO! INC. SHAREHOLDER LITIGATION	Lead Case No. 17-CV-307054
This Document Relates To: ALL ACTIONS.	Judge: Hon. Brian C. Walsh Dep't: 1 (Complex Civil Litigation)

SUMMARY NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF SHAREHOLDER AND DERIVATIVE ACTIONS

TO: ALL PERSONS AND ENTITIES WHO HELD ALTABA INC. COMMON STOCK AS OF THE CLOSE OF TRADING ON SEPTEMBER 14, 2018 ("CURRENT ALTABA SHAREHOLDERS").

**PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY.
YOUR RIGHTS WILL BE AFFECTED BY THE ACTIONS.**

YOU ARE HEREBY NOTIFIED of the pendency of the following shareholder and derivative actions brought in federal and state courts: (i) *In re Yahoo! Inc. Shareholder Derivative Litigation*, Lead Case No. 17-CV-307054 (the "California Derivative Action"), pending in the Superior Court of California, County of Santa Clara (the "California State Court"), (ii) *Oklahoma Firefighters Pension & Retirement System v. Brandt*, C.A. No. 2017-0133-SG (the "Delaware Derivative Action"), pending in the Chancery Court of the State of Delaware (the "Delaware Chancery Court"); (iii) *In re Yahoo! Inc. Shareholder Derivative Litigation*, Lead Case No. 17-cv-0787-LHK (the "Federal Derivative Action"), pending in the United States District Court for the Northern District of California (the "California Federal Court"); (iv) *Spain v. Altaba Inc.*, No. 18-CV-321765 (the "Writ Action"), pending in the California State Court; and (v) the direct claims brought in California State Court seeking to preliminarily enjoin the stockholder vote on the sale of Yahoo! Inc.'s operating business to Verizon Communications Inc. (the "Proxy Litigation," and together with the California Derivative Action, the Delaware Derivative Action, the Federal Derivative Action, and the Writ Action, the "Yahoo Shareholder and Derivative Actions" or "Actions"). A detailed description of the litigation and the claims asserted in the Actions is set forth in the full printed Notice of Pendency and Proposed Settlement of Shareholder and Derivative Actions (the "Notice"), which is publicly available for review on Altaba's website at www.altaba.com/investor-relations, and on Co-Lead Counsel's respective firm websites, www.cpmlegal.com, www.bottinilaw.com, and www.blbglaw.com.

YOU ARE ALSO HEREBY NOTIFIED that the parties to the Yahoo Shareholder and Derivative Actions have reached a proposed settlement of the Actions (the "Settlement"), the terms and conditions of which are set forth in the Stipulation and Agreement of Settlement dated

September 14, 2018 (the "Settlement Stipulation") entered into by and among: (i) Patricia Spain, the LR Trust, Harold Litwin, and Plumbers and Pipefitters National Pension Fund, who are plaintiffs in the California Derivative Action (the "California Plaintiffs"); (ii) Oklahoma Firefighters Pension and Retirement System, which is the plaintiff in the Delaware Derivative Action (the "Delaware Plaintiff"); (iii) David Summer and Jay Bowser, who are plaintiffs in the Federal Derivative Action (the "Federal Plaintiffs," and together with the California Plaintiffs and the Delaware Plaintiff, the "Settling Plaintiffs'); (iv) Nominal Defendant Altaba Inc., formerly known as Yahoo! Inc. ("Yahoo," "Altaba," or the "Company"); (v) Defendants Marissa Mayer, Kenneth A. Goldman, Ronald S. Bell, David Filo, Maynard Webb, Jr., Thomas McInerney, Jane E. Shaw, Susan M. James, H. Lee Scott, Jr., Eric Brandt, Catherine Friedman, Tor Braham, Eddy Hartenstein, Richard Hill, and Jeffrey Smith (the "Individual Defendants"); and (vi) Defendant Verizon Communications Inc. ("Verizon," and together with the Individual Defendants, the "Settling Defendants").

As consideration for the Settlement, the Settling Defendants, as separately agreed between them, will cause their insurance carriers to pay twenty-nine million dollars ($29,000,000.00) in cash ("Settlement Amount") for the benefit of Altaba. The Settlement Amount will be initially deposited into an escrow account controlled by Co-Lead Counsel. Upon entry by the California State Court of the Judgment approving the Settlement and the Judgment becoming "Final" in accordance with the terms of the Stipulation, the Settlement Amount, plus any interest earned thereon, and less any amounts used to satisfy any Taxes, Tax Expenses, and the Derivative Fee and Expense Award (as described in the Notice), will be released and paid to Altaba. Also, as set forth in further detail in the Notice, in connection with the Settlement, Altaba has specifically acknowledged that the Company and its shareholders received valuable consideration as a direct result of the California Plaintiffs' work on the Proxy Litigation, that the supplemental proxy disclosures issued by Yahoo on March 24, 2017, and June 6, 2017, were the direct result of the California Plaintiffs' work on the Proxy Litigation, and that Yahoo's supplemental proxy disclosures provided a substantial benefit to Yahoo's shareholders, including the Settling Plaintiffs.

A hearing will be held on January 4, 2019, at 9:00 a.m., before The Honorable Brian C. Walsh, at the Superior Court of the State of California, County of Santa Clara, 191 North First Street, Dep't 1, San Jose, CA 95113 (the "Settlement Hearing"). At the Settlement Hearing, the Court will (i) determine whether the proposed Settlement on the terms and conditions provided for in the Stipulation is fair, reasonable, and adequate, and in the best interests of Altaba and Current Altaba Shareholders, and should be finally approved by the Court; (ii) determine whether the Judgment should be entered dismissing the Action with prejudice; (iii) determine whether the application by Co-Lead Counsel for a Derivative Fee and Expense Award, a Proxy Litigation Fee Award, and Service Awards (as described in the Notice), should be approved; and (iv) to consider any other matters that may properly be brought before the Court in connection with the Settlement.

If you owned Altaba common stock as of September 14, 2018 and continue to own Altaba common stock through the date of the Settlement Hearing, you may, if you wish to do so, comment to the Court on the proposed Settlement and/or the application for a Derivative Fee and Expense Award, a Proxy Litigation Fee Award, and Service Awards. If the full amount of the requested expenses and Derivative Fee and Service Awards are awarded by the Court, up to $8,875,000 will be deducted from the Settlement Amount. Any objections to the proposed

Settlement and/or the application for a Derivative Fee and Expense Award, a Proxy Litigation Fee Award, and Service Awards must be filed with the Court and served on Co-Lead Counsel and Representative Defendants' Counsel such that they are *received* **on or before December 21, 2018**, in accordance with the instructions set forth in the Notice.

   PLEASE NOTE: Because the Settlement involves the resolution of shareholder derivative actions, which were brought on behalf of and for the benefit of the Company, the benefits from the Settlement will go to Altaba. Individual Altaba shareholders will not receive any direct payment from the Settlement.[1] **ACCORDINGLY, THERE IS NO PROOF OF CLAIM FORM FOR SHAREHOLDERS TO SUBMIT IN CONNECTION WITH THIS SETTLEMENT. ALSO, SHAREHOLDERS ARE NOT REQUIRED TO TAKE ANY ACTION IN RESPONSE TO THIS NOTICE.**

**DO NOT CALL OR WRITE THE COURT OR THE OFFICE OF
THE CLERK OF THE COURT REGARDING THIS NOTICE.**

   All questions regarding this Notice, the Actions, and the Settlement should be made to Co-Lead Counsel:

Francis A. Bottini, Jr., Esq.	Mark C. Molumphy, Esq.	David L. Wales, Esq.
Bottini & Bottini, Inc.	**Cotchett, Pitre**	**Bernstein Litowitz Berger**
7817 Ivanhoe Avenue	**& McCarthy LLP**	**& Grossmann LLP**
Suite 102	San Francisco Airport	1251 Avenue of the Americas
La Jolla, CA 92037	Office Center	44th Floor
1-858-914-2001	840 Malcolm Road	New York, NY 10020
fbottini@bottinilaw.com	Suite 200	1-800-380-8496
	Burlingame, CA 94010	settlements@blbglaw.com
	1-650-697-6000	
	mmolumphy@cpmlegal.com	

                         By Order of the Court

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[1] **Plaintiffs have requested dismissal of the class claims since they are moot in light of the disclosures obtained in the preliminary injunction proceedings.**